SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 05 October 2009

BT Group plc

(Translation of registrant's name into English)

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...       Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures: 1. Transaction in Own Shares made on 03 August 2009
Enclosures: 2. Director/PDMR Shareholding made on 04 August 2009
Enclosures: 3. Director/PDMR Shareholding made on 11 August 2009
Enclosures: 4. Annual Information Update made on 14 August 2009
Enclosures: 5. Director/PDMR Shareholding made on 18 August 2009

Enclosures: 6. Holding(s) in Company made on 19 August 2009
Enclosures: 7. Total Voting Rights made on 28 August 2009

Enclosures: 8. Director/PDMR Shareholding made on 08 September 2009

Enclosures: 9. Director/PDMR Shareholding made on 15 September 2009

Enclosures:10.Director/PDMR Shareholding made on 16 September 2009

Enclosures:11 Total Voting Rights made on 30 September 2009

Enclosures:12 Transaction in Own Shares made on 01 October 2009

Enclosure 1
Monday 3

August

2009

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans
4,916,529
 ordinary shares at
nil cost.
The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of
8,151,227,029
ordinary shares with voting rights. Following the above transfer, BT Group plc holds
400,705,991
 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,750,521,038.

The above figure (
7,750,521,038
) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's
Disclosure and Transparency Rules.

= ends =

Enclosure 2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the
issuer
BT GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
 3.1.4R(1)(a); or
(ii)
DR
 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(III) BOTH (I) AND (II)
3.
Name of
person discharging managerial responsibilities
/
director
IAN LIVINGSTON
TONY CHANMUGAM
SALLY DAVIS
HANIF LALANI
ROEL LOUWHOFF
GAVIN PATTERSON
AL NOOR RAMJI

4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
ILFORD TRUSTEES (JERSEY) LIMITED
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
VESTING
OF AWARDS UNDER THE BT GROUP
DEFERRED BONUS
PLAN
 AND SALES OF SHARES TO COVER TAX DUE ON VESTING
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES IN BT GROUP PLC OF 5P EACH
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
ILFORD TRUSTEES (JERSEY) LIMITED
8 State the nature of the transaction
VESTING OF AWARDS UNDER THE BT GROUP DEFERRED BONUS PLAN AND SALES OF SHARES TO COVER TAX DUE ON VESTING
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
IAN LIVINGSTON
SHARES
VESTING
UNDER THE
DEFERRED BONUS
PLAN
 -
167,149
TONY CHANMUGAM
SHARES
VESTING
UNDER THE
DEFERRED BONUS
PLAN
-
51,230
SALLY DAVIS
SHARES
VESTING
UNDER THE
DEFERRED BONUS
PLAN
-
69,842
HANIF LALANI
SHARES
VESTING
UNDER THE
DEFERRED BONUS
PLAN
-
127,351
ROEL LOUWHOFF
SHARES
VESTING
UNDER THE
DEFERRED BONUS
PLAN
-
53,936
GAVIN PATTERSON
SHARES
VESTING
UNDER THE
DEFERRED BONUS
PLAN
-
84,071
AL NOOR RAMJI
SHARES
VESTING
UNDER THE
DEFERRED BONUS
PLAN
-
86,716
10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
N/A
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
IAN LIVINGSTON
SHARES SOLD TO COVER TAX DUE ON DBP VESTING
 - 68,669
TONY CHANMUGAM

SHARES SOLD TO COVER TAX DUE ON DBP VESTING
 - 21,047
SALLY DAVIS
SHARES SOLD TO COVER TAX DUE ON DBP VESTING
 - 28,693
HANIF LALANI
SHARES SOLD TO COVER TAX DUE ON DBP VESTING
 - 52,319
GAVIN PATTERSON
SHARES SOLD TO COVER TAX DUE ON DBP VESTING
 - 34,539
AL NOOR RAMJI
SHARES SOLD TO COVER TAX DUE ON DBP VESTING
 - 35,625
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

N/A
13. Price per
 share
 or value of transaction
£1.244306
14. Date and place of transaction
3 AUGUST 2009, LONDON
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)
IAN LIVINGSTON
PERSONAL HOLDING
:
SHARES -
1,084,386
BT GROUP DEFERRED BONUS PLAN: SHARES
 -
359,907
BT GROUP INCENTIVE SHARE PLAN: SHARES
 -
1,780,332
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER
12,110
SHARES.

TONY CHANMUGAM
PERSONAL HOLDING
:
SHARES -
146,529
BT GROUP DEFERRED BONUS PLAN: SHARES
 -
89,457
BT GROUP INCENTIVE SHARE PLAN: SHARES
 -
237,590
BT GROUP RETENTION SHARE PLAN: SHARES - 97,772
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER
37,384
 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
12,110
 SHARES.

SALLY DAVIS
PERSONAL HOLDING
:
SHARES

-

232,492
BT GROUP DEFERRED BONUS PLAN: SHARES
 -
171,324
BT GROUP INCENTIVE SHARE PLAN: SHARES
 -
297,988
BT GROUP GLOBAL SHARE OPTION PLAN: OPTION OVER
343,732
 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
11,198 SHARES.

HANIF LALANI
PERSONAL HOLDING:
SHARES

-

268,461
BT GROUP DEFERRED BONUS PLAN: SHARES

-
275,583
BT GROUP INCENTIVE SHARE PLAN: SHARES

-

1,053,122
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER
195,889
 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
12,110
SHARES.

ROEL LOUWHOFF
PERSONAL HOLDING
:
SHARES -
310,629
BT GROUP DEFERRED BONUS PLAN: SHARES
 -
195,139
BT GROUP INCENTIVE SHARE PLAN: SHARES
 -
571,927
BT GROUP RETENTION SHARE PLAN: SHARES - 148,999

GAVIN PATTERSON
PERSONAL HOLDING
: SHARES
 -
407,893
BT GROUP DEFERRED BONUS PLAN: SHARES
 -
147,707
BT GROUP INCENTIVE SHARE PLAN: SHARES
 -
809,756
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER
98,178
 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
11,198
SHARES.

AL-NOOR RAMJI
PERSONAL HOLDING
:
SHARES -
428,856
BT GROUP DEFERRED BONUS PLAN: SHARES
 -
177,845
BT GROUP INCENTIVE SHARE PLAN: SHARES
 -
503,>885
BT GROUP RETENTION SHARE PLAN: SHARES - 146,020
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
23,090
 SHARES.

16. Date issuer informed of transactions
4 AUGUST
 2009
If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant
N/A…………………
18. Period during which or date on which it can be exercised
N/A………………………
19. Total amount paid (if any) for grant of the option
N/A………………………
20. Description of
shares
 or debentures involved (
class
 and number)
N/A………………………
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A………………………
22. Total number of
shares
 or debentures over which options held following notification
N/A……………………
23. Any additional information
N/A

24. Name of contact and telephone number for queries
GRAEME WHEATLEY
 - 020 7356
6372
Name and signature of duly authorised officer of
issuer
 responsible for making notification
GRAEME WHEATLEY
Date of notification
4 AUGUST
 2009
END

Enclosure 3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the
issuer
BT GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
 3.1.4R(1)(a); or
(ii)
DR
 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(III) BOTH (I) AND (II)
3.
Name of
person discharging managerial responsibilities
/
director
IAN LIVINGSTON

TONY CHANMUGAM

SALLY DAVIS

HANIF LALANI

ROEL LOUWHOFF

GAVIN PATTERSON

AL NOOR RAMJI

4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
ILFORD TRUSTEES (JERSEY) LIMITED
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
GRANT OF
AWARDS UNDER THE BT GROUP
INCENTIVE SHARE PLAN AND THE BT GROUP
DEFERRED BONUS
PLAN
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES IN BT GROUP PLC OF 5P EACH
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
ILFORD TRUSTEES (JERSEY) LIMITED
8 State the nature of the transaction
GRANT OF AWARDS UNDER THE BT GROUP INCENTIVE SHARE PLAN AND THE BT GROUP DEFERRED BONUS PLAN
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
IAN LIVINGSTON
SHARES
GRANTED
UNDER THE
 INCENTIVE SHARE PLAN - 1,985,723
SHARES
GRANTED
UNDER THE

DEFERRED BONUS
PLAN
 -
 267,410
TONY CHANMUGAM
SHARES
GRANTED
UNDER THE
 INCENTIVE SHARE PLAN - 924,723
SHARES
GRANTED
UNDER THE
 DEFERRED BONUS
PLAN -
59,972
SALLY DAVIS
SHARES
GRANTED
UNDER THE
 INCENTIVE SHARE PLAN - 311,485
SHARES
GRANTED
UNDER THE
 DEFERRED BONUS
PLAN -
71,766
HANIF LALANI
SHARES
GRANTED
UNDER THE
 INCENTIVE SHARE PLAN - 1,138,
870
ROEL LOUWHOFF
SHARES
GRANTED
UNDER THE
 INCENTIVE SHARE PLAN
-

454,250
SHARES
GRANTED
UNDER THE
 DEFERRED BONUS
PLAN -
84,626
GAVIN PATTERSON
SHARES
GRANTED
UNDER THE
 INCENTIVE SHARE PLAN
-

973,393
SHARES
GRANTED
UNDER THE
 DEFERRED BONUS
PLAN -
94,380
AL NOOR RAMJI
SHARES
GRANTED
UNDER THE
 INCENTIVE SHARE PLAN
-

327,060
SHARES
GRANTED
UNDER THE
 DEFERRED BONUS
PLAN -
50,628
1
0. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
N/A
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
N/A
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

N/A
13. Price per
 share
 or value of transaction
£1.2
84167
14.
Date and place of transaction
7
 AUGUST 2009, LONDON
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)
IAN LIVINGSTON
PERSONAL HOLDING
:
SHARES -
1,084,386
BT GROUP DEFERRED BONUS PLAN: SHARES
 -
627,317
BT GROUP INCENTIVE SHARE PLAN: SHARES
 -
3,766055
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER
12,110
SHARES.

TONY CHANMUGAM
PERSONAL HOLDING
:
SHARES -
146,529
BT GROUP DEFERRED BONUS PLAN: SHARES
 -
149,429
BT GROUP INCENTIVE SHARE PLAN: SHARES
 -
1,162,313
BT GROUP RETENTION SHARE PLAN: SHARES - 97,772
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER
37,384
 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
12,110
 SHARES.

SALLY DAVIS
PERSONAL HOLDING
:
SHARES

-

232,492
BT GROUP DEFERRED BONUS PLAN: SHARES
 -
243,090
BT GROUP INCENTIVE SHARE PLAN: SHARES
 -
609,473
BT GROUP GLOBAL SHARE OPTION PLAN: OPTION OVER
343,732
 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
11,198 SHARES.

HANIF LALANI
PERSONAL HOLDING:
SHARES

-

268,461
BT GROUP DEFERRED BONUS PLAN: SHARES

-
275,583
BT GROUP INCENTIVE SHARE PLAN: SHARES

-

2,191,992
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER
195,889
 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
12,110
SHARES.

ROEL LOUWHOFF
PERSONAL HOLDING
:
SHARES -
310,629
BT GROUP DEFERRED BONUS PLAN: SHARES
 -
279,765
BT GROUP INCENTIVE SHARE PLAN: SHARES
 -
1,026,177
BT GROUP RETENTION SHARE PLAN: SHARES - 148,999

GAVIN PATTERSON
PERSONAL HOLDING
: SHARES
 -
407,893
BT GROUP DEFERRED BONUS PLAN: SHARES
 -
242,087
BT GROUP INCENTIVE SHARE PLAN: SHARES
 -
1,783,149
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER
98
,
178
 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
11,198
SHARES.

AL-NOOR RAMJI
PERSONAL HOLDING
:
SHARES -
428,856
BT GROUP DEFERRED BONUS PLAN: SHARES
 -
228,473
BT GROUP INCENTIVE SHARE PLAN: SHARES
 -
830,945
BT GROUP RETENTION SHARE PLAN: SHARES - 146,020
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
23,090
 SH
ARES.

16. Date issuer informed of transactions
11
AUGUST
 2009
If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant
N/A…………………
18. Period during which or date on which it can be exercised
N/A………………………
19. Total amount paid (if any) for grant of the option
N/A………………………
20. Description of
shares
 or debentures involved (
class
 and number)
N/A………………………
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A………………………
22. Total number of
shares
 or debentures over which options held following notification
N/A……………………
23. Any additional information
N/A

24. Name of contact and telephone number for queries
GRAEME WHEATLEY
 - 020 7356
6372
Name and signature of duly authorised officer of
issuer
 responsible for making notification
GRAEME WHEATLEY
Date of notification
11
 AUGUST
 2009
END

Enclosure 4

BT Group plc - Annual Information Update

14 August 2009

ANNUAL INFORMATION UPDATE
As required under the Prospectus (Directive 2003/71/EC) and paragraph 5.2 of the Prospectus Rules, and following publication of the
2009
Annual Report and Form 20-F BT Group plc is pleased to provide its Annual Information Update, in relation to information that has been published or made available to the public from 1 April 2008
 up to and including
14 August 2009
.

This Annual Information Update is being made available on our website
http://www.btplc.com/Thegroup/Ourcompany/Companyprofile/Governance/AnnualInformationUpdate/index.htm

1. Announcements made via the London Stock Exchange's Regulatory News Service (RNS), a regulatory information service, on or around the dates indicated.

The announcements can be accessed by CTRL + click on the announcement, or from our website;
http://www.btplc.com/sharesandperformance/index.cfm

Date	Headline
11/08/2009	BT Group PLC - Director/PDMR Shareholding
04/08/2009	BT Group PLC - Director/PDMR Shareholding
03/08/2009	BT Group PLC - Transaction in Own Shares
31/07/2009	BT Group PLC - Total Voting Rights
31/07/2009	BT Group PLC - Disposal of German consulting service
30/07/2009	BT Group PLC - 1st Quarter Results
22/07/2009	BT Group PLC - BT and Vodafone Ireland Agreement
17/07/2009	BT Finance BV - Annual Financial Report
16/07/2009	BT Group PLC - Result of AGM
15/07/2009	BT Group PLC - AGM Statement
15/07/2009	Computacenter PLC - Re Contract
02/07/2009	BT Group PLC - Transaction in Own Shares
01/07/2009	BT Group PLC - Transaction in Own Shares
30/06/2009	BT Group PLC - Total Voting Rights
30/06/2009	BT Group PLC - Transaction in Own Shares
22/06/2009	BT Group PLC - Directorships of publicly quoted companies
22/06/2009	KCom Group PLC - Strategic Agreement
22/06/2009	Cashbox PLC - BT Agreement
18/06/2009	BT Group PLC - Appointment of Senior Independent Director
18/06/2009	BT Group PLC - Holding(s) in Company
17/06/2009	BT Group PLC - Tony Ball to join BT Board
16/06/2009	BT Group PLC - Holding(s) in Company
15/06/2009	BT Group PLC - Director/PDMR Shareholding
01/06/2009	BT Group PLC - Director/PDMR Shareholding
29/05/2009	BT Group PLC - Total Voting Rights
28/05/2009	BT Group PLC - Sir Michael Rake appointed to easyJet Board
27/05/2009	BT Group PLC - Annual Financial Report
21/05/2009	BT Group PLC - Holding(s) in Company
21/05/2009	BT Group PLC - Director/PDMR Shareholding
18/05/2009	BT Group PLC - Director/PDMR Shareholding
18/05/2009	BT Group PLC - Director/PDMR Shareholding
14/05/2009	BT Group PLC - Preliminary Results
30/04/2009	BT Group PLC - Directorate Change
30/04/2009	BT Group PLC - Total Voting Rights
16/04/2009	BT Group PLC - Maarten van den Bergh to stand down from Shell
16/04/2009	BT Group PLC - Director/PDMR Shareholding
15/04/2009	BT Group PLC - Director/PDMR Shareholding
06/04/2009	BT Group PLC - Sir Michael Rake to join easyJet Board
31/03/2009	BT Group PLC - Total Voting Rights
25/03/2009	BT Group PLC - Transaction in Own Shares
23/03/2009	BT Group PLC - Maarten van den Bergh leaves Board of AkzoNobel
20/03/2009	BT Group PLC - Director/PDMR Shareholding
20/03/2009	BT Group PLC - Transaction in Own Shares
09/03/2009	BT Group PLC - Director/PDMR Shareholding
27/02/2009	BT Group PLC - Total Voting Rights
20/02/2009	BT Group PLC - Director/PDMR Shareholding
20/02/2009	BT Group PLC - Director/PDMR Shareholding
17/02/2009	BT Group PLC - BT Opens Public Offer Over Remaining NET2S Shares
17/02/2009	BT Group PLC - BT Expands geographical spread of joint venture
13/02/2009	BT Group PLC - Director/PDMR Shareholding
13/02/2009	BT Group PLC - Director/PDMR Shareholding
12/02/2009	BT Group PLC - Director/PDMR Shareholding
12/02/2009	BT Group PLC - 3rd Quarter Results
10/02/2009	BT Group PLC - Director/PDMR Shareholding
30/01/2009	BT Group PLC - Total Voting Rights
28/01/2009	BT Group PLC - Gavin Patterson to leave Board of Johnston Press
27/01/2009	BT Group PLC - BT launches public offer for Net2s shares
26/01/2009	BT Group PLC - BT issues internal finance bonds
22/01/2009	BT Group PLC - Review of BT Global Services and Trading Update
14/01/2009	BT Group PLC - Director/PDMR Shareholding
07/01/2009	BT Group PLC - BT increases holding in Net2S
05/01/2009	BT Group PLC - Transaction in Own Shares
31/12/2008	BT Group PLC - Total Voting Rights
16/12/2008	BT Group PLC - BT announces reorganisation in France
12/12/2008	BT Group PLC - Director Declaration
10/12/2008	BT Group PLC - Transaction in Own Shares
05/12/2008	BT Group PLC - Listing rule 9.6.13 declaration
05/12/2008	BT Group PLC - Director/PDMR Shareholding
01/12/2008	BT Group PLC - BT appoints Tony Chanmugam as GFD
28/11/2008	BT Group PLC - Total Voting Rights
17/11/2008	Avanti Comms Group - Strategic Partnership with BT
14/11/2008	BT Group PLC - Director/PDMR Shareholding
13/11/2008	BT Group PLC - Interim Results
05/11/2008	BT Group PLC - BT strengthens Sth African operations
31/10/2008	BT Group PLC - Total Voting Rights
31/10/2008	BT Group PLC - Directorate Change
31/10/2008	BT Group PLC - Trading update
07/10/2008	BT Group PLC - Transaction in Own Shares
30/09/2008	BT Group PLC - Total Voting Rights
30/09/2008	BT Group PLC - Transaction in Own Shares
23/09/2008	BT Group PLC - Transaction in Own Shares
22/09/2008	BT Group PLC - Director/PDMR Shareholding
22/09/2008	BT Group PLC - Director/PDMR Shareholding
16/09/2008	BT Group PLC - Director/PDMR Shareholding
16/09/2008	BT Group PLC - Transaction in Own Shares
09/09/2008	BT Group PLC - Transaction in Own Shares
08/09/2008	BT Group PLC - Listing Rule 9.6.14 - additional directorship
05/09/2008	BT Group PLC - Director/PDMR Shareholding
02/09/2008	BT Group PLC - Transaction in Own Shares
29/08/2008	BT Group PLC - Total Voting Rights
27/08/2008	BT Group PLC - Transaction in Own Shares
26/08/2008	BT Group PLC - Transaction in Own Shares
22/08/2008	BT Group PLC - Transaction in Own Shares
21/08/2008	BT Group PLC - Director/PDMR Shareholding
20/08/2008	BT Group PLC - Transaction in Own Shares
19/08/2008	BT Group PLC - Transaction in Own Shares
14/08/2008	BT Group PLC - Transaction in Own Shares
12/08/2008	BT Group PLC - Transaction in Own Shares
05/08/2008	BT Group PLC - Transaction in Own Shares
05/08/2008	BT Group PLC - Director/PDMR Shareholding
05/08/2008	BT Group PLC - Director/PDMR Shareholding
05/08/2008	BT Group PLC - Transaction in Own Shares
01/08/2008	BT Group PLC - Director/PDMR Shareholding
31/07/2008	BT Group PLC - Total Voting Rights
31/07/2008	BT Group PLC - 1st Quarter Results
29/07/2008	BT Group PLC - Transaction in Own Shares
29/07/2008	BT Group PLC - BT acquires Ribbit
25/07/2008	BT Group PLC - Transaction in Own Shares
24/07/2008	BT Group PLC - Transaction in Own Shares
23/07/2008	BT Group PLC - Transaction in Own Shares
22/07/2008	BT Group PLC - Transaction in Own Shares
22/07/2008	BT Group PLC - Transaction in Own Shares
21/07/2008	BT Group PLC - Transaction in Own Shares
18/07/2008	BT Group PLC - Transaction in Own Shares
17/07/2008	BT Group PLC - Transaction in Own Shares
17/07/2008	BT Group PLC - Result of AGM
17/07/2008	BT Group PLC - additional directorship
16/07/2008	BT Group PLC - Transaction in Own Shares
16/07/2008	BT Group PLC - AGM Statement
15/07/2008	BT Group PLC - Transaction in Own Shares
15/07/2008	BT Group PLC - Transaction in Own Shares
15/07/2008	BT Group PLC - Super-fast Broadband
14/07/2008	BT Group PLC - Transaction in Own Shares
11/07/2008	BT Group PLC - Transaction in Own Shares
10/07/2008	BT Group PLC - Transaction in Own Shares
09/07/2008	BT Group PLC - Transaction in Own Shares
09/07/2008	BT Group PLC - BT acquires Ufindus
08/07/2008	BT Group PLC - Transaction in Own Shares
08/07/2008	BT Group PLC - Transaction in Own Shares
07/07/2008	BT Group PLC - Transaction in Own Shares
04/07/2008	BT Group PLC - Transaction in Own Shares
03/07/2008	BT Group PLC - Transaction in Own Shares
02/07/2008	BT Group PLC - Transaction in Own Shares
01/07/2008	BT Group PLC - Transaction in Own Shares
01/07/2008	BT Group PLC - Transaction in Own Shares
01/07/2008	BT Group PLC - Transaction in Own Shares
01/07/2008	BT Group PLC - Transaction in Own Shares
30/06/2008	BT Group PLC - Director/PDMR Shareholding
30/06/2008	BT Group PLC - Total Voting Rights
30/06/2008	BT Group PLC - Transaction in Own Shares
30/06/2008	BT Group PLC - Transaction in Own Shares
30/06/2008	BT Group PLC - Director/PDMR Shareholding
27/06/2008	BT Group PLC - Transaction in Own Shares
27/06/2008	BT Group PLC - Transaction in Own Shares
26/06/2008	BT Group PLC - Transaction in Own Shares
26/06/2008	BT Group PLC - Acquisition
25/06/2008	BT Group PLC - Transaction in Own Shares
24/06/2008	BT Group PLC - Transaction in Own Shares
24/06/2008	BT Group PLC - Transaction in Own Shares
23/06/2008	BT Group PLC - Transaction in Own Shares
23/06/2008	BT Group PLC - Transaction in Own Shares
20/06/2008	BT Group PLC - Transaction in Own Shares
19/06/2008	BT Group PLC - Transaction in Own Shares
19/06/2008	BT Group PLC - Transaction in Own Shares
19/06/2008	BT Group PLC - Director/PDMR Shareholding
18/06/2008	BT Group PLC - Transaction in Own Shares
18/06/2008	BT Group PLC - Annual Information Update
18/06/2008	Eckoh PLC - ECKOH ANNOUNCES NEW THREE YEAR CONTRACT
17/06/2008	BT Group PLC - Transaction in Own Shares
17/06/2008	BT Group PLC - Transaction in Own Shares
16/06/2008	BT Group PLC - Transaction in Own Shares
16/06/2008	BT Group PLC - Director/PDMR Shareholding
13/06/2008	BT Group PLC - Transaction in Own Shares
12/06/2008	BT Group PLC - Transaction in Own Shares
11/06/2008	BT Group PLC - Transaction in Own Shares
11/06/2008	BT Group PLC - Director Declaration
10/06/2008	BT Group PLC - Transaction in Own Shares
10/06/2008	BT Group PLC - Transaction in Own Shares
09/06/2008	BT Group PLC - Transaction in Own Shares
09/06/2008	OFCOM - Ebbsfleet pilot - discounted telephony services
06/06/2008	BT Group PLC - Transaction in Own Shares
05/06/2008	BT Group PLC - Transaction in Own Shares
04/06/2008	BT Group PLC - Transaction in Own Shares
03/06/2008	British Telecom PLC - Publication of Prospectus - Amendment
03/06/2008	BT Group PLC - Transaction in Own Shares
03/06/2008	BT Group PLC - Publication of Prospectus
03/06/2008	BT Group PLC - Transaction in Own Shares
03/06/2008	Office of Fair Trade - Merger Update
02/06/2008	BT Group PLC - Transaction in Own Shares
02/06/2008	BT Group PLC - Block listing cancellation
30/05/2008	BT Group PLC - Total Voting Rights
30/05/2008	BT Group PLC - Transaction in Own Shares
30/05/2008	BT Group PLC - Transaction in Own Shares
29/05/2008	BT Group PLC - Transaction in Own Shares
29/05/2008	BT Group PLC - Director Declaration
28/05/2008	BT Group PLC - Transaction in Own Shares
28/05/2008	BT Group PLC - Annual Report and Accounts
28/05/2008	BT Group PLC - Transaction in Own Shares
28/05/2008	BT Group PLC - Annual Report and Accounts
27/05/2008	BT Group PLC - Transaction in Own Shares
23/05/2008	BT Group PLC - Transaction in Own Shares
23/05/2008	BT Group PLC - Director/PDMR Shareholding
22/05/2008	BT Group PLC - Transaction in Own Shares
21/05/2008	BT Group PLC - Director/PDMR Shareholding
21/05/2008	BT Group PLC - Transaction in Own Shares
21/05/2008	Office of Fair Trade - Merger Update
20/05/2008	BT Group PLC - Transaction in Own Shares
20/05/2008	BT Group PLC - Transaction in Own Shares
19/05/2008	BT Group PLC - Transaction in Own Shares
19/05/2008	BT Group PLC - Transaction in Own Shares
19/05/2008	BT Group PLC - Transaction in Own Shares
19/05/2008	BT Group PLC - Director/PDMR Shareholding
16/05/2008	BT Group PLC - Transaction in Own Shares
16/05/2008	Office of Fair Trade - Prior Notice of Merger
16/05/2008	BT Group PLC - Director/PDMR Shareholding
15/05/2008	BT Group PLC - Final Results
13/05/2008	BT Group PLC - Transaction in Own Shares
09/05/2008	BT Group PLC - Transaction in Own Shares
08/05/2008	BT Group PLC - Transaction in Own Shares
07/05/2008	BT Group PLC - Transaction in Own Shares
07/05/2008	BT Group PLC - Transaction in Own Shares
06/05/2008	BT Group PLC - Transaction in Own Shares
02/05/2008	BT Group PLC - Transaction in Own Shares
01/05/2008	BT Group PLC - Transaction in Own Shares
30/04/2008	BT Group PLC - Total Voting Rights
30/04/2008	BT Group PLC - Transaction in Own Shares
29/04/2008	BT Group PLC - Transaction in Own Shares
29/04/2008	BT Group PLC - Transaction in Own Shares
28/04/2008	BT Group PLC - Transaction in Own Shares
25/04/2008	BT Group PLC - Transaction in Own Shares
24/04/2008	BT Group PLC - Transaction in Own Shares
23/04/2008	BT Group PLC - Transaction in Own Shares
22/04/2008	BT Group PLC - Transaction in Own Shares
22/04/2008	Office of Fair Trade - Prior Notice of Merger
22/04/2008	BT Group PLC - Transaction in Own Shares
21/04/2008	BT Group PLC - Transaction in Own Shares
18/04/2008	BT Group PLC - Transaction in Own Shares
17/04/2008	BT Group PLC - Transaction in Own Shares
16/04/2008	BT Group PLC - Transaction in Own Shares
16/04/2008	BT Group PLC - Transaction in Own Shares
15/04/2008	BT Group PLC - Transaction in Own Shares
15/04/2008	BT Group PLC - Transaction in Own Shares
14/04/2008	BT Group PLC - Transaction in Own Shares
11/04/2008	BT Group PLC - Transaction in Own Shares
10/04/2008	BT Group PLC - Transaction in Own Shares
10/04/2008	BT Group PLC - Acquisition
09/04/2008	BT Group PLC - Transaction in Own Shares
08/04/2008	BT Group PLC - Transaction in Own Shares
08/04/2008	BT Group PLC - Transaction in Own Shares
08/04/2008	BT Group PLC - Directorate Change
07/04/2008	BT Group PLC - Transaction in Own Shares
04/04/2008	BT Group PLC - Transaction in Own Shares
03/04/2008	BT Group PLC - Transaction in Own Shares
02/04/2008	BT Group PLC - Transaction in Own Shares
01/04/2008	BT Group PLC - Transaction in Own Shares
01/04/2008	BT Group PLC - Transaction in Own Shares

2. Documents filed at Companies House

All of the documents listed below were filed with the Registrar of Companies in
England
 and
Wales
 on or around the dates indicated.

Date	Type	Description
08/08/2009	169A(2)	Return by a public company cancelling or selling shares from treasury
31/07/2009	RES01	Resolutions passed at AGM on 15/07/2009
31/07/2009	MEM/ARTS	New Articles of Association
24/07/2009	288b	Director resigned - Maarten van den Bergh
08/07/2009	169A(2)	Return by a public company cancelling or selling shares from treasury
08/07/2009	169A(2)	Return by a public company cancelling or selling shares from treasury
06/07/2009	169A(2)	Return by a public company cancelling or selling shares from treasury
02/07/2009	169A(2)	Return by a public company cancelling or selling shares from treasury
01/06/2009	288b	Director resigned - Matti Alahuhta
28/05/2009	AA	Annual Accounts made up to 31/03/09
28/04/2009	363a	Annual Return made up to 30/03/09
24/04/2009	288c	Directors particulars changed - Tony Chanmugam
31/03/2009	169A(2)	Return by a public company cancelling or selling shares from treasury
24/03/2009	169A(2)	Return by a public company cancelling or selling shares from treasury
11/02/2009	288c	Director ' s particulars changed - Phil Hodkinson
20/01/2009	353	Location of Register of Members
15/01/2009	288a	Director appointed - Tony Chanmugam
14/01/2009	288c	Director's particulars changed - Phil Hodkinson
06/01/2009	169A(2)	Return by a public company cancelling or selling shares from treasury
15/12/2008	169A(2)	Return by a public company cancelling or selling shares from treasury
31/10/2008	288b	Director resigned - François Barrault
17/10/2008	169A(2)	Return by a public company cancelling or selling shares from treasury
09/10/2008	169A(2)	Return by a public company cancelling or selling shares from treasury
03/10/2008	169A(2)	Return by a public company cancelling or selling shares from treasury
22/09/2008	169A(2)	Return by a public company cancelling or selling shares from treasury
12/09/2008	169A(2)	Return by a public company cancelling or selling shares from treasury
03/09/2008	169A(2)	Return by a public company cancelling or selling shares from treasury
01/09/2008	169A(2)	Return by a public company cancelling or selling shares from treasury
29/08/2008	169A(2)	Return by a public company cancelling or selling shares from treasury
28/08/2008	169A(2)	Return by a public company cancelling or selling shares from treasury
27/08/2008	169A(2)	Return by a public company cancelling or selling shares from treasury
20/08/2008	169A(2)	Return by a public company cancelling or selling shares from treasury
20/08/2008	169A(2)	Return by a public company cancelling or selling shares from treasury
18/08/2008	169A(2)	Return by a public company cancelling or selling shares from treasury
14/08/2008	169A(2)	Return by a public company cancelling or selling shares from treasury
07/08/2008	169(1B)	Return by a public company purchasing its own shares for holding in treasury
07/08/2008	169A(2)	Return by a public company cancelling or selling shares from treasury
07/08/2008	169A(2)	Return by a public company cancelling or selling shares from treasury
01/08/2008	169(1B)	Return by a public company purchasing its own shares for holding in treasury
31/07/2008	169A(2)	Return by a public company cancelling or selling shares from treasury
25/07/2008	169(1B)	Return by a public company purchasing its own shares for holding in treasury
25/07/2008	169A(2)	Return by a public company cancelling or selling shares from treasury
18/07/2008	169A(2)	Return by a public company cancelling or selling shares from treasury
17/07/2008	SA	Share Agreement OTC
17/07/2008	88(2)	Capital not rolled up
11/07/2008	169A(2)	Return by a public company cancelling or selling shares from treasury
03/07/2008	169A(2)	Return by a public company cancelling or selling shares from treasury
03/07/2008	169A(2)	Return by a public company cancelling or selling shares from treasury
02/07/2008	169A(2)	Return by a public company cancelling or selling shares from treasury
02/07/2008	169A(2)	Return by a public company cancelling or selling shares from treasury
02/07/2008	169(1B)	Return by a public company purchasing its own shares for holding in treasury
01/07/2008	288b	Director resigned - Ben Verwaayen
30/06/2008	288c	Director's particular's changed - Ian Livingston
26/06/2008	169A(2)	Return by a public company cancelling or selling shares from treasury
26/06/2008	169A(2)	Return by a public company cancelling or selling shares from treasury
18/06/2008	288a	Director appointed - Gavin Patterson
16/06/2008	169(1B)	Return by a public company purchasing its own shares for holding in treasury
12/06/2008	169A(2)	Return by a public company cancelling or selling shares from treasury
05/06/2008	169A(2)	Return by a public company cancelling or selling shares from treasury
03/06/2008	169A(2)	Return by a public company cancelling or selling shares from treasury
02/06/2008	169A(2)	Return by a public company cancelling or selling shares from treasury
02/06/2008	169(1B)	Return by a public company purchasing its own shares for holding in treasury
02/06/2008	169(1B)	Return by a public company purchasing its own shares for holding in treasury
30/05/2008	AA	Annual Accounts made up to 31/03/08
22/05/2008	169A(2)	Return by a public company cancelling or selling shares from treasury
15/05/2008	169A(2)	Return by a public company cancelling or selling shares from treasury
09/05/2008	169A(2)	Return by a public company cancelling or selling shares from treasury
07/05/2008	169(1B)	Return by a public company purchasing its own shares for holding in treasury
02/05/2008	169A(2)	Return by a public company cancelling or selling shares from treasury
29/04/2008	363a	Annual Return made up to 30/03/08
24/04/2008	169A(2)	Return by a public company cancelling or selling shares from treasury
23/04/2008	169A(2)	Return by a public company cancelling or selling shares from treasury
22/04/2008	353	Location of Register of Members
17/04/2008	288b	Secretary resigned - Larry Stone
17/04/2008	169A(2)	Return by a public company cancelling or selling shares from treasury
15/04/2008	288a	Director appointed - Rt Hon Patricia Hewitt
15/04/2008	288a	Secretary appointed - Andrew Parker
15/04/2008	169(1B)	Return by a public company purchasing its own shares for holding in treasury
10/04/2008	169A(2)	Return by a public company cancelling or selling shares from treasury
08/04/2008	169A(2)	Return by a public company cancelling or selling shares from treasury
07/04/2008	169A(2)	Return by a public company cancelling or selling shares from treasury
07/04/2008	288a	Director appointed - Eric Daniels
02/04/2008	169A(2)	Return by a public company cancelling or selling shares from treasury

All of the documents above are available for download from the Companies House website at:
www.companieshouse.gov.uk
 or can be obtained from
Companies House,
Crown Way
, Maindy,
Cardiff
,
CF14 3UZ
.

3. Documents submitted to the FSA

Each of the documents below was submitted to the FSA on or around the dates indicated.

Date	Document
17/0709	Resolutions after AGM 2009
26 /05/0 9	Shareholder magazine - Forward
26 /05/0 9	Annual Review & Notice of Meeting 200 9 (inc summary financial statement)
26 /05/0 9	Annual Report and Form 20-F 200 9
19/07/0 8	Resolutions after AGM 200 8
30/05/0 8	Shareholder magazine - Forward
30/05/0 8	Annual Review & Notice of Meeting 200 8 (inc summary financial statement)
30/05/0 8	Annual Report and Form 20-F 200 8

Documents sent to the FSA can be viewed at the Document Viewing Facility situated at the
Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS
.

The shareholder reports and Notices of AGM are also available on the Investor Centre section of our website:
http://www.btplc.com/Sharesandperformance/index.cfm

The information referred to in this Annual Information Update was correct when it was published but may now be out of date.

Enclosure 5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the
issuer
BT GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
 3.1.4R(1)(a); or
(ii)
DR
 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(III) BOTH (I) AND (II)
3.
Name of
person discharging managerial responsibilities
/
director
PHIL HODKINSON
4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
PHIL HODKINSON
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
PURCHASE OF
ORDINARY
SHARES
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
PHIL HODKINSON
8
.
State the nature of the transaction
PURCHASE OF ORDINARY SHARES
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
7,422

ORDINARY SHARES
10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
N/A
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
N/A
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

N/A
13. Price per
 share
 or value of transaction
133.893
p PER SHARE
14. Date and place of transaction
18 AUGUST
200
9
, LONDON
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)
16,683
 ORDINARY
SHARES

16. Date issuer informed of transaction
18 AUGUST 2009

If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant
N/A…………………
18. Period during which or date on which it can be exercised
N/A………………………
19. Total amount paid (if any) for grant of the option
N/A………………………
20. Description of
shares
 or debentures involved (
class
 and number)
N/A………………………
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A………………………
22. Total number of
shares
 or debentures over which options held following notification
N/A……………………
23. Any additional information
N/A
24. Name of contact and telephone number for queries
GRAEME WHEATLEY - 020 7356 6372
Name and signature of duly authorised officer of
issuer
 responsible for making notification
GRAEME WHEATLEY
Date of notification
18 AUGUST 2009

END

Enclosure 6

TR-1	Notification of a Major Interest in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached		BT GROUP

2. Reason for Notification
An acquisition or disposal of voting rights							X
An acquisition or disposal of qualifying financial instruments which may result in the a c quisition of shares already issued to which voting rights are attached.
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other: Please Specify
3. Full name of person(s) subject to the notification obligation				AXA S.A, 25 Avenue Matignon, 75008 Paris and its group of companies
4. Full name of shareholder(s) if different from 3.
5.Date of the transaction and date in which threshold is crossed or reached				17/08/2009
6.Date on which issuer notified				18/08/2009
7. Threshold(s) that is/are crossed or reached:				Increase in total holdings from 4.67% to 5.68%

8. Notified details:
A: Voting rights attached to shares
Class or Type of shares	Situation Previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
	362,140,118	362,140,118	88,831,675	88,831,675	351,304,347	1.15	4.53
3091357

B: Qualifying Financial Instruments
Resulting situation after triggering transaction
Type of Financial Instrument	Expiration date	Exercise / conversion period	Number of voting rights that may be acquired if the instrument is exercised / converted				% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after triggering transaction
Type of Financial Instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to		% of voting rights
						Nominal	Delta

Total A + B + C
Number of Voting Rights			% of voting rights
440,136,022			5.68%

Proxy Voting
10. Name of proxy holder:
11. Number of Voting rights Proxy Holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13.Additional Information:
14. Contact Name		Graeme Wheatley
15. Contact telephone number		020 7356 6372

Enclosure 7
Friday 28

August

2009

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group
 plc confirms that on
28
August
2009
, its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 400,705,991 ordinary shares as treasury shares and therefore, the total number of voting rights in BT
 Group plc on that date was 7,750,521,038.
The above figure (
7,750,521,038
) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

-: Ends :-

Enclosure 8

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the
issuer
BT GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
 3.1.4R(1)(a); or
(ii)
DR
 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(III) BOTH (I) AND (II)
3. Name of
person discharging managerial responsibilities
/
director
SIR MICHAEL RAKE
IAN LIVINGSTON
HANIF LALANI
GAVIN PATTERSON
AL-NOOR RAMJI

4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
HALIFAX
 CORPORATE NOMINEES LIMITED (as Trustee of the BT Group Employee Share Investment Plan).
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
NOTIFICATION IN RESPECT OF HOLDINGS OF THE PERSONS REFERRED TO ABOVE
.
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES IN BT GROUP PLC OF 5P EACH
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
HALIFAX
 CORPORATE NOMINEES LIMITED (as Trustee of the BT Group Employee Share Investment Plan).
8 State the nature of the transaction
REINVESTMENT OF DIVIDENDS IN FURTHER SHARES UNDER THE TERMS OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
ALL SHARES ARE HELD IN THE NAME OF
HALIFAX
 CORPORATE TRUSTEES LIMITED
:

SIR MICHAEL RAKE -
23
 SHARES
IAN LIVINGSTON -
40
 SHARE
S
HANIF
 LALANI -
73
 SHARES
GAVIN PATTERSON -
37
 SHARES
AL-NOOR RAMJI -
2
 SHARES

 10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
N/A
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
N/A
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

N/A
13. Price per
 share
 or value of transaction
1
32.99
 pence
14. Date and place of transaction
0
7

SEPTEMBER
 2009
 -
UK
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)
SIR MICHAEL RAKE
PERSONAL HOLDING:
110,912
 ORDINARY SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
12,110
 SHARES.

IAN LIVINGSTON
PERSONAL HOLDING:
1,084,426
 ORDINARY SHARES
BT GROUP DEFERRED BONUS PLAN
 200
7
:
138,708
 SHARES
B
T GROUP DEFERRED BONUS PLAN 2008: 221,199
 SHARES
B
T GROUP DEFERRED BONUS PLAN 2009: 267,410
 SHARES

BT GROUP INCENTIVE SHARE PLAN
 2007
:
383,307
 SHARES
BT
 GROUP INCENTIVE SHARE PLAN 2008: 1,397,625
 SHARES
BT
 GROUP INCENTIVE SHARE PLAN 2009: 1,985,723
 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
1
2,110
 SHARES.

HANIF LALANI
PERSONAL HOLDING:
268,534

ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2007: 1
21,533
 SHARES
BT GROUP DEFERRED BONUS PLAN 2008: 1
54,050
 SHARES

BT GROUP INCENTIVE SHARE PLAN
 200
7
:
251,887
 SHARES
BT
 GROUP INCENTIVE SHARE PLAN 2008: 801,235
 SHARES
BT
 GROUP INCENTIVE SHARE PLAN 2009: 1,138,870
 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 195,889 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
12,110
 SHARES.

GAVIN PATTERSON
PERSONAL HOLDING:
407,930
 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN
 200
7
:
57,440
 SHARES
B
T GROUP DEFERRED BONUS PLAN 2008: 90,267
 SHARES
B
T GROUP DEFERRED BONUS PLAN 2009: 94,380
 SHARES

BT GROUP INCENTIVE SHARE PLAN
 2007
:
124,941
 SHARES
BT
 GROUP INCENTIVE SHARE PLAN 2008: 684,815
 SHARES
BT
 GROUP INCENTIVE SHARE PLAN 2009: 973,393
 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER
98,178
SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
11,198 SH
ARES.

AL-NOOR RAMJI
PERSONAL HOLDING:
428,858
 ORDINARY SHARES

BT GROUP DEFERRED BONUS P
LAN
 2007
:
67,564
BT GROUP DEFERRED BONUS P
LAN 2008: 110,281
BT GROUP DEFERRED BONUS P
LAN 2009: 50,628

BT GROUP INCENTIVE SHARE PLAN
 2007
:
273,788

BT
 GROUP INCENTIVE SHARE PLAN 2008: 230,097

BT
 GROUP INCENTIVE SHARE PLAN 2009: 327,060

BT GROUP RETENTION SHARE PLAN 2007: 1
46,020
 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
23,090
 SHARES.

16. Date issuer informed of transaction
07 SEPTEMBER
200
9
If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant
N/A…………………
18. Period during which or date on which it can be exercised
N/A………………………
19. Total amount paid (if any) for grant of the option
N/A………………………
20. Description of
shares
 or debentures involved (
class
 and number)
N/A………………………
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A………………………
22. Total number of
shares
 or debentures over which options held following notification
N/A……………………
23. Any additional information
N/A ……………………
24. Name of contact and telephone number for queries
FRANCIS O'MAHONY - 020 7356 6143
Name and signature of duly authorised officer of
issuer
 responsible for making n
16
otification
FRANCIS O'MAHONY
Date of notification
08 SEPTEMBER
2009
END

Enclosure 9

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

IAN LIVINGSTON

SALLY DAVIS

HANIF LALANI

ROEL LOUWHOFF

GAVIN PATTERSON

AL-NOOR RAMJI

TONY CHANMUGAM

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

ILFORD TRUSTEES (JERSEY) LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST AND IN TREASURY OVER WHICH THE ABOVE DIRECTORS AND PDMRS HAVE A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN, BT GROUP RETENTION SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ILFORD TRUSTEES (JERSEY) LIMITED

8 State the nature of the transaction

AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST AND IN TREASURY OVER WHICH THE ABOVE DIRECTORS AND PDMRS HAVE A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN, BT GROUP RETENTION SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN.

9. Number of shares, debentures or financial instruments relating to shares acquired

IAN LIVINGSTON -

BT GROUP DEFERRED BONUS PLAN 2007:  1,149 SHARES

BT GROUP DEFERRED BONUS PLAN 2008:  1,832 SHARES

BT GROUP DEFERRED BONUS PLAN 2009:  2,215 SHARES

BT GROUP INCENTIVE SHARE PLAN 2007: 3,176 SHARES

BT GROUP INCENTIVE SHARE PLAN 2008: 11,576 SHARES

BT GROUP INCENTIVE SHARE PLAN 2009: 16,454 SHARES

SALLY DAVIS

BT GROUP DEFERRED BONUS PLAN 2007:  560 SHARES

BT GROUP DEFERRED BONUS PLAN 2008:  859 SHARES

BT GROUP DEFERRED BONUS PLAN 2009:  594 SHARES

BT GROUP INCENTIVE SHARE PLAN 2007: 653 SHARES

BT GROUP INCENTIVE SHARE PLAN 2008: 1,815 SHARES

BT GROUP INCENTIVE SHARE PLAN 2009: 2,581 SHARES

HANIF LALANI -

BT GROUP DEFERRED BONUS PLAN 2007:  1,007 SHARES

BT GROUP DEFERRED BONUS PLAN 2008:  1,276 SHARES

BT GROUP INCENTIVE SHARE PLAN 2007: 2,087 SHARES

BT GROUP INCENTIVE SHARE PLAN 2008: 6,639 SHARES

BT GROUP INCENTIVE SHARE PLAN 2009: 9,436 SHARES

ROEL LOUWHOFF

BT GROUP DEFERRED BONUS PLAN 2007:  398 SHARES

BT GROUP DEFERRED BONUS PLAN 2008:  1,218 SHARES

BT GROUP DEFERRED BONUS PLAN 2009:  701 SHARES

BT GROUP INCENTIVE SHARE PLAN 2007: 2,469 SHARES

BT GROUP INCENTIVE SHARE PLAN 2008: 2,269 SHARES

BT GROUP INCENTIVE SHARE PLAN 2009: 3,764 SHARES

BT GROUP RETENTION SHARE PLAN 2007: 1,234 SHARES

GAVIN PATTERSON

BT GROUP DEFERRED BONUS PLAN 2007:  475 SHARES

BT GROUP DEFERRED BONUS PLAN 2008:  747 SHARES

BT GROUP DEFERRED BONUS PLAN 2009:  782 SHARES

BT GROUP INCENTIVE SHARE PLAN 2007: 1,035 SHARES

BT GROUP INCENTIVE SHARE PLAN 2008: 5,674 SHARES

BT GROUP INCENTIVE SHARE PLAN 2009: 8,065 SHARES

AL-NOOR RAMJI

BT GROUP DEFERRED BONUS PLAN 2007:  559 SHARES

BT GROUP DEFERRED BONUS PLAN 2008:  913 SHARES

BT GROUP DEFERRED BONUS PLAN 2009:  419 SHARES

BT GROUP INCENTIVE SHARE PLAN 2007: 2,268 SHARES

BT GROUP INCENTIVE SHARE PLAN 2008: 1,906 SHARES

BT GROUP INCENTIVE SHARE PLAN 2009: 2,710 SHARES

BT GROUP RETENTION SHARE PLAN 2007: 1,209 SHARES

TONY CHANMUGAM

BT GROUP DEFERRED BONUS PLAN 2007:  310 SHARES

BT GROUP DEFERRED BONUS PLAN 2008: 430 SHARES

BT GROUP DEFERRED BONUS PLAN 2009: 496 SHARES

BT GROUP INCENTIVE SHARE PLAN 2007: 765 SHARES

BT GROUP INCENTIVE SHARE PLAN 2008: 1,202 SHARES

BT GROUP INCENTIVE SHARE PLAN 2009: 7,662 SHARES

BT GROUP RETENTION SHARE PLAN 2008: 810 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£1.3275pence

14. Date and place of transaction

09 SEPTEMBER 2009, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

IAN LIVINGSTON

PERSONAL HOLDING: 1,084,426 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2007:  139,857 SHARES

BT GROUP DEFERRED BONUS PLAN 2008:  223,031 SHARES

BT GROUP DEFERRED BONUS PLAN 2009:  269,625 SHARES

BT GROUP INCENTIVE SHARE PLAN 2007:  386,483 SHARES

BT GROUP INCENTIVE SHARE PLAN 2008:  1,408,603 SHARES

BT GROUP INCENTIVE SHARE PLAN 2009:  2,002,177 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 12,110 SHARES

SALLY DAVIS

PERSONAL HOLDING: 232,492 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2007:  68,197 SHARES

BT GROUP DEFERRED BONUS PLAN 2008:  104,546 SHARES

BT GROUP DEFERRED BONUS PLAN 2009:  72,360 SHARES

BT GROUP INCENTIVE SHARE PLAN 2007:  79,501 SHARES

BT GROUP INCENTIVE SHARE PLAN 2008:  220,955 SHARES

BT GROUP INCENTIVE SHARE PLAN 2009:  314,066 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 343,732 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTIONS OVER 11,198 SHARES.

HANIF LALANI

PERSONAL HOLDING: 268,534 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2007:  122,540 SHARES

BT GROUP DEFERRED BONUS PLAN 2008:  155,326 SHARES

BT GROUP INCENTIVE SHARE PLAN 2007:  253,974 SHARES

BT GROUP INCENTIVE SHARE PLAN 2008:  807,874 SHARES

BT GROUP INCENTIVE SHARE PLAN 2009:  1,148,306 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 195,889 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 12,110 SHARES.

ROEL LOUWHOFF

PERSONAL HOLDING:  326,434 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2007:  48,488 SHARES

BT GROUP DEFERRED BONUS PLAN 2008:  148,267 SHARES

BT GROUP DEFERRED BONUS PLAN 2009:  85,327 SHARES

BT GROUP INCENTIVE SHARE PLAN 2007:  300,471 SHARES

BT GROUP INCENTIVE SHARE PLAN 2008:  276,194 SHARES

BT GROUP INCENTIVE SHARE PLAN 2009:  458,014 SHARES

BT GROUP RETENTION SHARE PLAN 2007: 150,233 SHARES

GAVIN PATTERSON

PERSONAL HOLDING: 407,930 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2007:  57,915 SHARES

BT GROUP DEFERRED BONUS PLAN 2008:  91,014 SHARES

BT GROUP DEFERRED BONUS PLAN 2009:  95,162 SHARES

BT GROUP INCENTIVE SHARE PLAN 2007:  125,976 SHARES

BT GROUP INCENTIVE SHARE PLAN 2008:  690,489 SHARES

BT GROUP INCENTIVE SHARE PLAN 2009:  981,458 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 98,178 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 11,198 SHARES

AL-NOOR RAMJI

PERSONAL HOLDING: 428,858 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2007:  68,123 SHARES

BT GROUP DEFERRED BONUS PLAN 2008:  111,194 SHARES

BT GROUP DEFERRED BONUS PLAN 2009:  51,047 SHARES

BT GROUP INCENTIVE SHARE PLAN 2007:  276,056 SHARES

BT GROUP INCENTIVE SHARE PLAN 2008:  232,003 SHARES

BT GROUP INCENTIVE SHARE PLAN 2009:  329,770 SHARES

BT GROUP RETENTION SHARE PLAN 2007: 147,229 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 23,090 SHARES

TONY CHANMUGAM

PERSONAL HOLDING: 146,529 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2007:  37,760 SHARES

BT GROUP DEFERRED BONUS PLAN 2008:  52,437 SHARES

BT GROUP DEFERRED BONUS PLAN 2009:  60,468 SHARES

BT GROUP INCENTIVE SHARE PLAN 2007: 93,176 SHARES

BT GROUP INCENTIVE SHARE PLAN 2008: 146,381 SHARES

BT GROUP INCENTIVE SHARE PLAN 2009: 932,385 SHARES

BT GROUP RETENTION SHARE PLAN 2008: 98,582 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTION OVER 37,384 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 12,110 SHARES

16. Date issuer informed of transaction

14 SEPTEMBER 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A ……………………

24. Name of contact and telephone number for queries

GRAEME WHEATLEY, 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

15 SEPTEMBER 2009

END

Enclosure 10

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the
issuer
BT GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
 3.1.4R(1)(a); or
(ii)
DR
 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(III) BOTH (I) AND (II)
3. Name of
person discharging managerial responsibilities
/
director
GAVIN PATTERSON

4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
HALIFAX
 CORPORATE NOMINEES LIMITED (as Trustee of the BT Group Employee Share Investment Plan).
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
NOTIFICATION IN RESPECT OF HOLDINGS OF THE PERSON REFERRED TO ABOVE
.
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES IN BT GROUP PLC OF 5P EACH
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
HALIFAX
 CORPORATE NOMINEES LIMITED (as Trustee of the BT Group Employee Share Investment Plan).
8 State the nature of the transaction
PURCHASE OF SHARES BY
HALIFAX
 CORPORATE TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN

9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
SHARES ARE HELD IN THE NAME OF
HALIFAX
 CORPORATE TRUSTEES LIMITED
:

GAVIN PATTERSON -
1153
 SHARES

 10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
N/A
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
N/A
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

N/A
13. Price per
 share
 or value of transaction
1
29
.99
 pence
14. Date and place of transaction
14

SEPTEMBER
 2009
 -
UK
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)
GAVIN PATTERSON
PERSONAL HOLDING:
409,083
 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN
 2007
:
57,915
SHARES
BT GROUP DEFERRED BONUS PLAN
 2008
:
91,014
SHARES
BT GROUP DEFERRED BONUS PLAN
 2009
:
95,162
SHARES

BT GROUP INCENTIVE SHARE PLAN
 2007
:
 125,976 SHARES
BT GROUP INCENTIVE SHARE PLAN
 2008
:
 690,489 SHARES
BT GROUP INCENTIVE SHARE PLAN
 2009
:
 981,458 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER
98,178
SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
11,198 SHARES.

16. Date issuer informed of transaction
16
 SEPTEMBER
2009
If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant
N/A…………………
18. Period during which or date on which it can be exercised
N/A………………………
19. Total amount paid (if any) for grant of the option
N/A………………………
20. Description of
shares
 or debentures involved (
class
 and number)
N/A………………………
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A………………………
22. Total number of
shares
 or debentures over which options held following notification
N/A……………………
23. Any additional information
N/A ……………………
24. Name of contact and telephone number for queries
GRAEME WHEATLEY

- 020 7356 6
372
Name and signature of duly authorised officer of
issuer
 responsible for making notification
GRAEME WHEATLEY
Date of notification
16
 SEPTEMBER
2009
END

Enclosure 11
Wednesday 30
September
2009

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group
 plc confirms that on
30
September
2009,
its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 400,705,991 ordinary shares as treasury shares and therefore, the total number of voting rights in BT
 Group plc on that date was 7,7
50,521,038.
The above figure (
7,750,521,038
) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

-: Ends :-

Enclosure 12
Thursday
01
October 2009

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans
1,500,000
 ordinary shares at
nil cost.
The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of
8,151,227,029
ordinary shares with voting rights. Following the above transfer, BT Group plc holds
399,205,991
ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is
7,752,021,038

The above figure (
7,752,021,038
) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's
Disclosure and Transparency Rules.

= ends =

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date 05 October 2009